U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                                       OF
                             SMALL BUSINESS ISSUERS

                          Under Section 12(b) or (g) of
                       The Securities Exchange Act of 1934

                               MEGA HOLDING CORP.
                 (Name of Small Business Issuer in its charter)



           New York                                    13-2793653
(State or other jurisdiction                      (I.R.S. Employer ID No.)
of incorporation or organization)



                278A New Dorp Lane, Staten Island, New York 10306
                    (Address of principal executive offices)

                    Issuer's telephone number (718) 667-9117

Securities to be registered under Section 12(b) of the Act: None

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered
Not applicable                              Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, $.01  par value
Title of Class

                               MEGA HOLDING CORP.
                                    Form 10SB
                               Table of Contents                          Page

                                     PART I

Item 1.             Description of Business                                  1

Item 2.             Management's Discussion and Analysis                     4
                    or Plan of Operations

Item 3.             Description of Property                                  4

Item 4.             Security Ownership of Certain Beneficial                 5
                    Owners and Management

Item 5.             Directors, Executive Officers, Promoters
                    and Control Persons                                      6

Item 6.             Executive Compensation                                   7

Item 7.             Certain Relationships and Related Transactions           8

Item 8.             Description of Securities                                8

                                     PART II

Item 1.             Market Price of and Dividends on the Registrant's
                    Common Equity and Other Stockholder                      8
                    Matters

Item 2.             Legal Proceedings                                        9

Item 3.             Changes in and Disagreements with Accountants            9

Item 4.             Recent Sales of Unregistered Securities                  9

Item 5.             Indemnification of Directors and Officers                9

                                    PART III

Item 1.             Index to Exhibits                                        9

Item 2.             Description of Exhibits                                  9

                                    PART F/S

Financial Statements                                              Fl

Signature Page

Item 1.    DESCRIPTION OF BUSINESS

Business Development

Mega Holding Corp. was incorporated in the State of New York as Serina-Denise Associates, Inc. on March 31, 1970, with an authorized capitalization of 200 of common stock shares without par value. On October 26, 1973, Serina-Denise Associates, Inc. changed its name to Mega Holding Corp. (the "Company") and increased its authorized capital to 2,000,000 shares of common stock, $.01 par value.

On or about November 17, 1981, Real-Med Industries, Inc. ("Real-Med"), a publicly held corporation, acquired all of the Company's issued and outstanding shares in exchange for the issuance of 4,000,000 of Real-Med's authorized but unissued shares on the basis of 26.663 shares of Real-Med for 1 share of the Company. Contemporaneous with this transaction, Real-Med effected a name change to Mega Energy Corp. and increased its authorized capital to 20,000,000 shares, $.01 par value.

On or about June 1, 1983, Mega Energy Corp., changed its name to Megatron Holding Corp. ("Megatron"), amended its certificate of incorporation to increase the number of authorized shares to 200,000,000 and approved a forward stock-split of 10 for 1. In 1986, Megatron effected a 1 for 20 reverse split of all of its outstanding shares and entered into an agreement with an individual to acquire various of his assets in consideration for the issuance of 15,000,000 of its authorized but unissued common shares such that at the conclusion of the transaction, there were 17,500,000 issued and outstanding shares of Megatron. On or about February 20, 1987, the Company's Board of Directors and Shareholders voted to amend the Certificate of Incorporation to increase the Company's authorized capital to 20,000,000 shares of common stock $.01 par value. From and after such date, Management of the Company operated on the assumption that the Certificate of Amendment to the Certificate of Incorporation had been duly filed, and that the Company was authorized to issue 20,000,000 shares of common stock $.01 par value. Accordingly, based on the assumption that the Certificate of Amendment had been duly filed, the Company issued 3,615,000 shares of its common stock in the following transactions.


On or about February 20, 1987, certain shareholders of Megatron returned 32% of their respective shares of Megatron to the Megatron's Treasury and agreed to a 1 for 20 reverse stock split, and in exchange, received an equivalent number of the Company's shares. In June 1988, Interactive Businesses, Inc., a Delaware corporation ("Interactive") issued a total of 3,615,000 of its authorized but unissued common shares to acquire all of the issued and outstanding shares of the Company. With the consent of Megatron, the Mega Holding Corp. name was reactivated. Thereafter, certain shareholders of Interactive donated their Interactive shares to Interactive's Treasury, and received in exchange therefore, the equivalent number of shares of the Company held by Interactive. As a result of such transactions, the Company presently has 267 shareholders of record with a total of 3,615,000 shares outstanding. On November 19, 1996 the Company filed a Certificate of Amendment to the Certificate of Incorporation memorializing the Amendment which had been approved in 1987, increasing the Company's authorized capital to 20,000,000 shares of common stock $.01 par value.

Business of Issuer

Since 1987, the Company has been licensed by the New York State Banking Department as a mortgage broker, dealing in both residential and commercial mortgages. The Company's license is renewed annually upon payment of the appropriate licensing fee. The Company also conducts commercial mortgage brokerage throughout the United States on a co-brokerage basis with brokers who are licensed to do business in such states. The Company's fees for its services as a mortgage broker vary with each transaction. The fees are computed as a percentage (point) of the amount of the mortgage. The number of points charged vary with each transaction depending on a variety of factors such as, the applicant's credit, value of the property and term and type of mortgage loan.

The Company also provides investment banking services and acts as a financial consultant. Such services include arranging financing for private placements, mergers and acquisitions and rendering strategic business advisory services to businesses. Most of the Company's clients use a combination of these services. For example, the Company may raise capital for a given client and receive fees for such service and then continue to participate with the client in a consulting role, receiving additional fees for such services. Very often the Company's fees are taken as stock in the client company or the fees are a combination of cash and stock. In addition, the Company may begin a relationship with a client on an advisory basis and proceed to provide acquisition or financing services to the client.

In the process of providing financing activities and investment banking services, the Company typically performs due diligence and assists the client in preparing business plans, which plans include an analysis of the client's business, its history, the market for its products, the competitive environment in which the client operates and a breakdown of how the funds will be used. Funds are raised through private placements to select groups of institutional investors and/or sophisticated individual investors who conduct their own investigations prior to participating.

The Company's investment banking services are generally not dependent upon a single client or a few clients, the loss of one or more of which could have a material adverse effect on the business and operations of the Company. Thus, the Company's revenues from investment banking and mortgage banking are not dependent on any one or few clients on an ongoing basis from year to year.

Investment banking and mortgage banking revenues and sales activities are generated by the Company's executive officers through personal contacts. The Company conducts no advertising. All its clients come from referrals from former clients, from attorneys and accountants who have been involved in transactions with the Company on behalf of clients or other brokers, and, from time to time, various banks with which the Company does business.

The Company encounters significant competition in all aspects of its business and competes directly with many other mortgage brokers and investment banking firms, a significant number of which are larger and more widely known than the Company. Such other companies may offer their clients a more extensive range of financial services, have substantially greater financial resources, and may have greater operating efficiency than the Company. In addition, many of the larger companies with whom the Company competes are able to dedicate significant resources to the extent of advertising, active solicitation of potential clients and distribution of investment research publications (the clarity of which are considered in the investment banking industry to be important to business development and retention of clients). The Company also competes with a number of small regional investment firms which may offer a wider range of services than the Company.

The  Company's   business  and  revenues  are  determined  by   consummation  of
contemplated   transactions  and,  given  the  foregoing,  are  not  necessarily seasonal.

As of December 31, 1995, the Company employed seven full-time employees at its sales office located in Staten Island, New York. All of the employees are executives of the Company.

In 1973, the Company purchased a coal mine located in Palisades Colorado. The Company thereafter disposed of its interest in such mine to Powderhorn International, Inc., a professional mine operator, retaining a royalty interest. In September, 1994, a dispute with Powderhorn International over the royalty was resolved. As a result of such settlement, Powderhorn will pay the Company additional royalties totalling $624,044. Such amount is to be paid at the rate of $12,750 per annum, payable on January 1st of each year as a non-production royalty. In addition, the Company is to receive a royalty of four & one-quarter cents ($.0425) per ton of coal for each ton over 300,000 tons produced per year, which royalty is due and payable in January of each year.

Item 2. Management's Discussion and Analysis of Financial Conditions and Results of Operation

The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

Overview

Past revenues have been derived principally from commissions on mortgage brokerage and investment banking activities, and royalties from Powderhorn International. Future income is dependent on management's ability to generate new business in the mortgage brokerage and investment banking segments of its business, which are more particularly discussed in Item 1, above.

Management anticipates that sales, gross profit and income from operations will continue to increase in fiscal 1997 at a greater rate that in 1996. This increase will result from an anticipated increase in both the Company's mortgage brokerage business and to a greater extent an increase in the Company's investment banking activities. This increase in activity, in turn, should generate more cash flow and net profit, thereby reducing their effect on cash used from operations and net income.

Results of Operations

During fiscal 1996, the Company principally provided for its cash needs through normal operations of its business as more particularly discussed in Item 1, above.

Fiscal  Period  Twelve  Months Ended August 31, 1996  Compared to Twelve  Months
     Ended August 31, 1995.

Net sales for twelve months ending August 31, 1996, compared to the twelve months ended August 31, 1995 increased approximately 60.4% from $201,533 to $509,609. This increase was due primarily to the initial royalty payment of $190,000 pursuant to the settlement of the Powderhorn dispute.

Item 3. Description of Properties

The Company maintains its principal executive offices at 278A New Dorp Lane, Staten Island, NY in an approximately 1,300 square foot office facility pursuant to a lease originally entered into in January, 1984, and thereafter renewed periodically. The current renewal term expires on January 31, 1999. The annual rental is $8,400 per annum ($700 per month) plus tenant's proportionate share of Real Estate Taxes and escalations for the subject premises in the amount of $602.29 per month for a total annual rental of $15,627.48

Item 4. Security ownership of certain Beneficial Owners and Management

The following table sets forth information as of August 31, 1996, with respect to (1) any person known by the Company to own beneficially more than 5% of the Company's Common Stock; (2) the Company's Common Stock beneficially owned by each officer and director of the Company, and; (3) the total of the Company's Common Stock beneficially owned by the Company' s officers and directors as a group.

Name & Address of                     Shares
Beneficial Owner                 Beneficially Owned                     Percent

Thomas M. Abate                     1,173,405                            32.5%
231 Clarke Avenue
Staten Island, NY 10306

James D. Paulsen                      367,000                            10.2%
511 East 80th Street
New York, NY 10021

T.G.J. & Associates                   638,000                            17.6%
618 74th Street
Brooklyn, New York 11209

Emco Enterprises                      230,000                             6.4%
1388 Paterson Pland Road
Secaucus, NJ 07094

Silvio Codispoti                      126,000                             3.5%
115 Sylvia Street
Staten Island, NY 10312

John Catricola                        140,000                             3.9%
79 Belfast Avenue
Staten Island, NY 10306

Nancy Montanaro                        42,000                             1.2%
88 Rivington Avenue
Staten Island, NY 10314

John M. Seroor                        102,500                             2.8%
11 Emerson Road
Somerset, NJ 08873

All Officers and Directors
As a Group (6 Persons)              1,950,905                            54%

Item 5. Directors, Executive Officers, Promoters and Control Persons

Name                                Age     Position

Thomas M. Abate                     60      President and Director

James D. Paulsen                    58      Executive Vice President, Secretary
                                            and Director

John M. Seroor                      67      Treasurer and Director

Silvio Codispoti                    54      Senior Vice President

John Catricola                      52      Vice President

Nancy Montanaro                     24      Asst. Secretary


Thomas M. Abate, has been President and Director of the Company from its inception and has served as Chairman of the Board of Directors of Megatron Holding Corp. (OTC) from 1983 to 1987. He was the Manhattan Area Manager of the U.S. Treasury Department, SB Division from 1974 to 1984. Mr. Abate attended Wagner College, Columbia Institute, College of Staten Island and The New York Institute of Finance.

James D. Paulsen, has been Executive Vice President and Director of the Company since 1991, and has been associated with the Company from its inception. He was an officer of AIG Risk Management, Inc and American Home Assurance Co. from 1977 to 1991. He is a graduate of The City University of New York and The College of Insurance.

Silvio Codispoti, has been Senior Vice President of the Company since 1991. Prior to that, he was a Vice President, Commercial Lending with National Westminster Bank, USA. His career with National Westminster spanned over thirty years. Mr. Codispoti is a graduate of Bernard M. Baruch College (CCNY) where he earned an AAS in Accounting and BBA in Finance.

John Catricola, has been Vice President of the Company since 1992. He was President of JAC Associates, Inc. from 1982 to 1985 and prior to 1982 he was associated with various brokerage firms. Mr. Catricola is a graduate of The New York Institute of Finance.

Nancy Montanaro, has been Administrative Secretary of the Company since 1995. Prior to that, she was an associate for Dean Witter Reynolds on the trading floor of The New York Commodities Exchange.

John M. Seroor, has been Treasurer & Director of the Company since its inception. From 1963 to 1968 he was a chemist for the Food and Drug Administration in Cincinnati, Ohio and Brooklyn, New York, and from 1968 to 1994 he was a quality control manager for Carter-Wallace, Inc. Mr. Seroor graduated from the University of Connecticut where he earned a BA in Chemistry.

Item 6. Executive Compensation

The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated, to the Chief Executive Officer for such period in all capacities in which he served. No other Executive Officer received total annual salary and bonus in excess of $100,000.

                             Long term compensation
                                  Annual Compensation         Awards        Payouts
                                  -------------------         ------        -------
(a)               (b)         (c)        (d)        (e)        (f)        (g)        (h)            (i)
                                                  Other                  Securities
Name                                              Annual     Restricted  Underlying                All other
                                                  Compen-    stock       Options/  LTIP            compen-
Principal                                         sation     Awards(s)   SARs(#)   Pay outs        sation
Position          Year      Salary($)  Bonus($)     ($)        ($)                   ($)            ($)
--------          ----      ---------  --------   ------     --------    -------   --------        ------
Thomas M. Abate   1996        N/A        N/A        N/A        N/A        N/A        N/A        75,000 shares of QCS Corp
President                                                                                       at f/m/v $.50 per share;
                                                                                                46,000 shares  of ARXA
                                                                                                International Energy,
                                                                                                Inc. at f/m/v/ $.50 per
                                                                                                share; 50,000 shares of
                                                                                                Hiawatha Industries Inc.
                                                                                               (Restricted) no market
                                                                                                value

Thomas M. Abate   1995                                                                          20,000 shares of Capital
President                                                                                       Comuncations Corp. at
                                                                                                f/m/v of $.5O per share;
                                                                                                40,000 shares of First
                                                                                                Nordic Equity Partners
                                                                                                Corp. at f/m/v $.10 per
                                                                                                share; 30,000 shares of
                                                                                                Republic International
                                                                                                Corp. at f/m/v $.50 per
                                                                                                share

Thomas M. Abate  1994                                                                           55,000 shares of AWEC
President                                                                                       Resources, Inc. at f/m/v
                                                                                                $.50 per share; 20,OO0
                                                                                                shares of Sherman Goelz &
                                                                                                Associates at f/m/v $.1O
                                                                                                per share

Item 7. Certain Relationships and Related Transactions

During the two years prior to the date of this registration statement, there were no transactions, and there are no proposed transactions to which the Company was or is to be a party in which any of its directors, executive officers, principal shareholders identified above under Item 4 or any member of the immediate family of any such person has or is to have direct or indirect material interest.

Item 8. Description of Securities

Common Stock

The Company is authorized to issue twenty million (20,000,000) Shares of Common Stock, $.01 par value per Share. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

At present, the holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.




                                     PART II

Item 1. Market Price of and Dividends on Registrant's Common Equity and Related Stockholder Matters

    (a) Marketing Information - There is presently no public trading for the Company's stock, and the Company does not intend that there will be any public trading in the near future.

    (b) Holders - The approximate number of record holders of the Company's Common Stock as of August 31, 1996 was 267. The aggregate number of shares of common stock outstanding as of August 31, 1996 was 3,615,000 shares.

     (c) Dividends - The Company has not paid or declared any dividends upon its Common Stock since its inception, and does not contemplate or anticipate paying any cash dividends on its common stock in the foreseeable future. However, the Company does plan in the future, to distribute a portion of the shares that it receives in transactions with clients as dividends to the Company's shareholders.

Item 2. Legal Proceedings.

The Company is not presently a party to any material litigation.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with accountants with respect to accounting and/or financial disclosure.

Item 4. Recent Sales of Unregistered Securities.

There have been no recent sales of unregistered securities of the Company.

Item 5. Indemnification of Directors and Officers.

There are no statutes, charter provisions, By-Laws, contract or other agreements that insure or indemnify a controlling person director or officer of the issuer.


                                    PART III

Items 1&2.  Index to Exhibits and Description of Exhibits.

Exhibits

    2.a           Certificate of Incorporation
    2.b           Amendments to Certificate of Incorporation
    2.c           By-Laws

                               MEGA HOLDING CORP.
                              FINANCIAL STATEMENTS
                                 AUGUST 31, 1996

                   To the Board of Directors and Stockholders
                              of Mega Holding Corp.

We have audited the accompanying balance sheet of Mega Holding Corp. as of August 31, 1996 and 1995, and the related statements of earnings, stockholder's equity, and cash flows for the years ended August 31, 1996, 1995 and 1994. These financial statements are the responsibility of Mega Holding Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Mega Holding Corp. as of August 31, 1996 and 1995, and the results of their operations, stockholder's equity, and their cash flows for the years ended August 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.


September 25, 1996

/s/ McManus & Co., P.C.
-----------------------
McManus & Co., P.C.
Certified Public Accountants

                               MEGA HOLDING CORP.
                                  BALANCE SHEET
                   FOR THE YEAR ENDED AUGUST 31, 1996 AND 1995

                                     ASSETS
                                                       1996            1995
                                                       ----            ----
Current Assets:
      Cash ......................................   $     4,682    $    25,769
      Accounts Receivable .......................        43,500        198,762
      Royalties Receivable (Note 2) .............        12,750         12,750
      Notes Receivable (Note 3) .................        35,000           --
                                                    -----------    -----------
           Total Current Assets .................        95,932        237,281

Property and Equipment
      Office Equipment at cost (Note 1) .........        51,415         51,048
           Less: Accumulated Depreciation .......       (31,360)       (23,513)
                                                    -----------    -----------
           Total Property, Plant and Equipment ..        20,055         27,535

Investments and Other Assets:
      Marketable Securities (Note 4) ............       218,747           --
      Notes Receivable (Note 3) .................       100,000        100,000
      Restricted Securities at par value (Note 5)        30,000           --
      Royalties Receivable (Note 2) .............       585,794        399,782
                                                    -----------    -----------
           Total Investments & Other Assets .....       934,541        499,782
                                                    -----------    -----------
Total Assets ....................................   $ 1,050,528    $   764,598
                                                    ===========    ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
      Accounts Payable ..........................   $     6,257    $     9,000
                                                    -----------    -----------
           Total Current Liabilities ............         6,257          9,000

Long - Term Liabilities:
      Deferred Taxes (Note 8) ...................        72,168         14,936
                                                    -----------    -----------
           Total Long term Liabilities ..........        72,168         14,936

Commitments and Contingent Liabilities (Note 6)

Stockholder's Equity:
      Common Stock-$.01 par value
           Authorized 20,000,000 shares
           Issued 3,615,000 shares ..............        36,150         36,150
      Paid In Capital ...........................       488,616        488,616
      Retained Earnings .........................       447,337        215,996
                                                    -----------    -----------
           Total Stockholder's Equity ...........       972,103        740,662
                                                    -----------    -----------

Total Liabilities and Stockholders' Equity ......   $ 1,050,528    $   764,598
                                                    ===========    ===========

   See accompanying accountants report and notes to the financial statements.

                               MEGA HOLDING CORP.
                              STATEMENT OF EARNINGS
                 FOR THE YEAR ENDED AUGUST 31, 1996, 1995 & 1994

                                                                 1996         1995         1994
                                                                 ----         ----         ----
Net Sales ...............................................   $   509,609   $   201,573   $   344,223

Cost Of Sales ...........................................        90,419        39,408       132,960
                                                            -----------   -----------   -----------
   Gross Profit .........................................       419,190       162,165       211,263
                                                            -----------   -----------   -----------

General and Administrative Expenses:
   Advertising ..........................................           500           552          --
   Commissions ..........................................       288,594       140,266       102,690
   Depreciation .........................................         7,847         9,006         4,147
   Dues and Subscriptions ...............................           275           275           575
   Licenses and Application Fees ........................         1,153            74         1,219
   Miscellaneous ........................................         7,611         8,793           337
   Office Expense .......................................         6,722        10,954        11,463
   Outside Services .....................................          --            --           1,845
   Professional Fees ....................................         3,784        24,779         2,910
   Rent .................................................        15,765         5,714        15,054
   Taxes ................................................         1,746         3,885           440
   Telephone and Utilities ..............................         7,910         8,872         7,288
   Travel and Entertainment .............................        26,483        19,824         2,713
                                                            -----------   -----------   -----------

Total Operating Expenses ................................       368,390       232,994       150,681
                                                            -----------   -----------   -----------

Earnings/(Loss) Before Gains on Marketable Securities,
   Extraordinary Income, and Taxes ......................        50,800       (70,829)       60,582

Unrealized Holding Gain on Marketable Securities (Note 4)       102,334          --            --
                                                            -----------   -----------   -----------

Earnings/(Loss) Before Extraordinary Income and Taxes .       153,134       (70,829)       60,582
                                                            -----------   -----------   -----------

Extraordinary Income (Note 7) ...........................       150,475       166,754          --
                                                            -----------   -----------   -----------

Earnings Before Income Taxes ............................       303,609        95,925        60,582

Provision For Income Taxes ..............................        72,168        14,936         7,853
                                                            -----------   -----------   -----------

Net Earnings ............................................   $   231,441   $    80,990   $    52,729

   Net Earnings/(Loss) Per Share:
   Net Earnings/(Loss) Before Extraordinary Item ........   $      0.04   $     (0.02)  $      0.02
   Net Earnings/Loss) ...................................   $      0.06   $      0.02   $      0.01
   Weighted Average Number of Common Shares Outstanding .     3,615,000     3,615,000     3,615,000

  See accompanying accountant's report and notes to the financial statements.

                               MEGA HOLDING CORP.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEAR ENDED AUGUST 31, 1996, 1995 & 1994

                                          Additional                    Total
September 1, 1994             Common        Paid In      Retained    Stockholders'
To August 31, 1996             Stock        Capital      Earnings       Equity
------------------             -----        -------      --------       ------
September 1, 1996 ........   $   36,150   $   488,616   $    82,177   $   606,943

Net Earnings 1994 ........                                   52,729        52,729
                             ----------   -----------   -----------   -----------
Total Stockholders' Equity
As Of August 31, 1994 ....       36,150       488,616       134,906       659,672

Net Earnings 1995 ........                                   80,990        80,990
                             ----------   -----------   -----------   -----------
Total Stockholders' Equity
As Of August 31, 1995 ....       36,150       488,616       215,896       740,662

Net Earnings 1996 ........                                  231,441       231,441
                             ----------   -----------   -----------   -----------
Total Stockholders' Equity
As Of August 31, 1996 ....   $   36,150   $   488,616   $   447,337   $   972,103
                             ==========   ===========   ===========   ===========

  See accompanying accountant's report and notes to the financial statements.

                               MEGA HOLDING CORP.
                             STATEMENT OF CASH FLOWS
                 FOR THE YEAR ENDED AUGUST 31, 1996, 1995 & 1994
                                                                   1996          1995         1994
                                                                   ----          ----         ----
Cash Flow from Operating Activities:
    Net Income ..............................................  $   231,441   $    80,990   $    52,729

    Adjustments To Reconcile Net Income To Net
      Cash Provided/(Used) In Operating Activities:
        Depreciation ........................................        7,847         9,006         4,147
        (Increase)/Decrease in accounts receivable ..........      155,262       155,052        (5,381)
        (Increase)/Decrease in royalties Receivable .........     (186,012)     (412,532)         --
        Increase/(Decrease) in accounts payable .............       (2,743)        9,000         7,213
        Increase/(Decrease) in deferred taxes ...............       57,232         7,083         7,853
                                                               -----------   -----------   -----------
        Total Adjustments ...................................       31,586      (232,391)       13,832.
                                                               -----------   -----------   -----------
    Net Cash provided/(used) by Operating Activities ........      263,027      (151,401)       66,561

Cash Flow from Investing Activities:
        (Purchase)/Disposal of property, plant & equipment          (367)       66,934       (20,735)
        (Increase)/Decrease in marketable securities ........     (218,747)          814          --
        (Increase)/Decrease in restricted securities ........      (30,000)         --            --
                                                               -----------   -----------   -----------
    Net Cash provided/(used) by Investing Activities ........     (249,114)       67,748       (20,735)

Cash Flow from Financing Activities:
        Increase/(Decrease) in notes & dividends receivable      (35,000)         --            --
                                                               -----------   -----------   -----------
    Net Cash provided/(used) by Financing Activities ........      (35,000)         --            --

Net Increase/(Decrease) in Cash .............................      (21,087)      (83,653)       45,826

Cash at the Beginning of the Year ...........................       25,769       109,422        63,596
                                                               -----------   -----------   -----------
Cash at the End of the Year .................................  $     4,682   $    25,769   $   109,422
                                                               ===========   ===========   ===========

  See accompanying accountant's report and notes to the financial statements.

                               MEGA HOLDING CORP.
                        NOTES TO THE FINANCIAL STATEMENTS


Note 1 - Basis of Presentation and Significant Accounting Policies.

         Mega Holding Corp. (the Company) incorporated as a New York corporation and commenced business on March 31, 1970. The Company offers its services to corporations that are seeking banking and investment banking relationships. The Company charges a fee for these services and at times earns an equity interest in these companies. Fees are also earned from clients that wish to go public and/or raise capital. The Company is licensed and registered with the New York State Banking Department as a mortgage broker wherein it earns fees. In addition, the Company receives royalties from Powderhorn Incorporated (a subsidiary of Peabody Coal Company) located in Palisade, Colorado.

     A) Property and Equipment

          Property  and   equipment   are  carried  at  cost  less   accumulated
          depreciation. Depreciation is calculated by using the modified accelerated cost recovery system as provided by the tax reform act of 1986 for property acquired after December 31, 1986. The recovery classifications are five years for furniture and fixtures and office equipment.

          Expenditures for maintenance and repairs are charged to income as incurred.

     B) Marketable Securities

          In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective for fiscal years beginning after December 15, 1993. This statement considers debt securities that the Company has both the positive intent and ability to hold to maturity are carried at amortized cost. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable equity securities are classified as available-for-sale or trading securities and are carried at fair market value. Unrealized holding gains and losses on securities classified as available-for-sale are carried as a separate component of stockholders' equity. Unrealized holding gains and losses on securities classified as trading are reported in earnings. Management determines the appropriate classification of marketable equity and debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

                               MEGA HOLDING CORP.
                        NOTES TO THE FINANCIAL STATEMENTS


Note 1 - Basis of Presentation and Significant Accounting Policies (continued)

     C) Income Taxes

          The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to the assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income which relate primarily to the recognition of income.

     D) Net Earnings/(Loss) Per Common Share

          Net earnings/(loss) per common share is computed by dividing net earnings/(loss) by the weighted average number of shares of common stock outstanding during the period.


Note 2 - Royalties Receivable

         On September 29, 1994, the Company resolved a royalty dispute whereby Powderhorn Incorporated will pay the Company additional royalties totaling $624,044 of which, in 1995, $198,762 is classified as accounts receivable due to the nature of the settlement. This amount will be payable at $12,750 per annum for non-production royalty and an 8.5% royalty should production resume.


Note 3 - Notes Receivable

         In 1993, the Company entered into a loan agreement with AWEC for the sum of $100,000. This loan is non-interest bearing and due in 1998. With this note, the Company has two(2) options. Option one maintains the Company carry the note to maturity and receive face value. Option two gives the Company the right to convert the outstanding note receivable into AWEC common stock at fair market value. This right may be exercised at the Company's option during 1997.

         In 1996, the Company received notes from Bonsangue and Nocito companies in the amounts of $30,000 and $5,000 respectively. Both notes are non-interest bearing and are considered current.

                               MEGA HOLDING CORP.
                        NOTES TO THE FINANCIAL STATEMENTS


Note 4 - Marketable Securities

          As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." At August 31, 1996, all of the Company's marketable equity securities are classified as trading securities.

         The current marketable securities represents an equity investment in various corporations which the Company considers as trading securities. The securities had an original cost of $116,488. At the balance sheet date, the market value was $218,747. The difference between the cost and fair market value represents an unrealized holding gain and is included in current earnings.


Note 5 - Restricted Securities

         The  Company  owns  various  securities  that  are  restricted  by  the
         Securities  and  Exchange   Commission  from  sale.   These  restricted
         securities are carried at par value totaling $30,000.


Note 6 - Commitments and Contingent Liabilities

          The Company is engaged in a three year lease for its office space in the amount of $1,302.29 per month. This non-cancelable lease begins January 1, 1996 and expires December 31, 1999


Note 7 - Extraordinary Income

          On September 29, 1994, the Company resolved a royalty dispute whereby Powderhorn Incorporated will pay Mega Holding Corp. additional royalties totaling $624,044. In addition to the annual income due from these royalties, the Company recognized extraordinary income in the amounts of $166,754 and $150,475 from this transaction for the years 1995 and 1996 respectively.

                               MEGA HOLDING CORP.
                        NOTES TO THE FINANCIAL STATEMENTS


Note 8 - Income Taxes

          As discussed in Note 1, the Company adopted the provisions of Statement of Financial Standards (SFAS) No. 109 "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

     A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:
                                                           August 31,
                                                 1996         1995          1994
                                                  %            %             %
         U.S. Federal Statutory Tax Rate          34           34            34
         Effective Timing Difference             (34)         (34)          (34)
                                                -----         -----        -----

         Effective Tax Rate                       --           --            --

     B) Deferred income taxes are provided for differences between financial statement and income tax reporting. The principal difference is the manner in which income is recognized for financial and income tax reporting purposes.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  MEGA HOLDING CORP.

                                                  /s/ THOMAS M. ABATE
                                                  -------------------
                                                  By: Thomas M. Abate, President

Dated: November 8, 1996

                          CERTIFICATE OF INCORPORATION
                        OF SERINA-DENISE ASSOCIATES INC.

Under Section 402 of the Business Corporations Law.

IT IS HEREBY CERTIFIED THAT:

     1. The name of the proposed corporation is

SERINA-DENISE ASSOCIATES INC.

     2. The purpose or purposes for which this corporation is formed, are as follows, to wit:

          The accumulation and loan of money, by lending the capital of the company and such other funds as it may from time to time lawfully acquire, to various borrowers upon such personal security or security of personal property as may be agreed upon between the Corporation and borrowers and by re-lending in like manner funds arising from such loans when paid, but the Corporation shall not have banking or discounting privileges.

          To loan its own money; to act as agent, or broker in procuring money for loans, to endorse, guarantee the payment of, but, sell and otherwise deal in notes, open accounts, accounts receivable and other similar evidences of debt.

          To buy, loan money upon, sell transfer assign, borrow money upon and pledge as collateral, and otherwise deal as principal, agent or broker in bills of lading, warehouse receipts, evidence of deposit and storage of personal property, bonds, stocks, promissory notes, commercial paper accounts, invoices, choses in action, interest in estates, contracts, mortgages on real or personal property, pledges of personal property, and other evidence of indebtedness of persons, firms or corporations, and owning, holding, or conveying such real estate as may be necessary in the operation of its business, and purchasing, acquiring and holding shares of stock in other corporations, domestic and foreign, and doing all things incidental thereto; to do a general brokerage business, to buy, sell and deal in all kinds of listed and unlisted stocks and bonds on commission; to act as agent or factor for any person, firm or corporation. But not for the purpose of carrying on the business of banking, insurance or the operation of railroads or the discounting of bills and notes, or the buying and selling of bills of exchange.

     The corporation, in furtherance of its corporate purposes above set forth, shall have all of the powers enumerated in Section 202 of the Business Corporation Law, subject to any limitations provided in the Business Corporation Law or any other statute of the State of New York.

     3. The office of corporation is to be located in the Borough of Manhattan, County of New York, City and State of New York.

     4. The aggregate number of shares which the corporation shall have the authority to issue is two hundred (200) shares of no par value.

     5. The Secretary of State is designated as agent of the Corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the corporation served upon him is:

                              c/o Thomas M. Abate
                              231 Clarke Avenue
                              Richmondtown
                              Staten Island, NY

     The undersigned Incorporator is over the age of twenty-one years.

     IN WITNESS WHEREOF, this certificate has been executed this 25th day of March, 1970.

                                    /s/ Bernhard W. Baruch
                                    ----------------------
                                    Bernhard W. Baruch

BERNHARD W. BARUCH
16 Court Street
Brooklyn, New York

STATE OF NEW YORK)
COUNTY OF KINGS)        ss:

     On this 25th day of March,, 1970, before me personally came BERNHARD W. BARUCH, to me know to be the person described in and who executed the foregoing certificate of incorporation, and he thereupon duly acknowledged to me that he executed the same.

                                    /s/ Benjamin L. Langsam
                                    -----------------------
                                    Benjamin L. Langsam
                                    Notary Public, State of New York
                                    24-2253450 Qual in Kings Courts
                                    Commission Expires March 30,  1971

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                         SERINA-DENISE ASSOCIATES INC.
              (Under Section 805 of the Business Corporation Law)

     We,  the   undersigned,   President   and   Secretary,   respectively,   of
Serina-Denise Associates Inc. hereby certify:

     1. The name of the corporation is
     SERINA-DENISE ASSOCIATES IN.

     2. The Certificate of Incorprotation was filed the Department of State on March 31, 1970.

     3. The Certificate of Incorporation is amended:

     (a) To change the corporate name. Paragraph "1" of the Certificate, which sets forth the name of the corporation, is amended to read:

               "1. The name of the corporation is

               MEGA HOLDING CORP."

     (b) To change the number of shares from 200 without par value, all of one class, to 2,000,000, each having a par value of $.01. By amending Paragraph "4" to read:

               "4. The total number of shares that may be issued by the corporation is 2,000,000 shares, each of which shall have a par value of $.01 and shall all be of the same class."

     4. The number of shares issued is 182, each without par value. Each of said shares, without par value, shall be changed resulting with 91,000 of said shares issued and outstanding, into 500 shares, each having a par value of $.01// Eighteen shares, each without par value, presently authorized but unissued are hereby cancelled and eliminated.

     5. The amendment to the Certificate of Incorporation is authorized by the affirmative vote of the holders of a majority of the shares entitled to vote at a meeting of shareholders.

     IN WITNESS WHEREOF, this Certificate of Amendment has been executed this 13th day of September, 1973. The undersigned affirm that the statements contained herein are true under the penalties of perjury.

                                             /s/ GERALD R. CHABERT
                                             ---------------------
                                             GERALD R. CHABERT
                                             (President)

                                             /s/ JAMES D. PAULSEN
                                             --------------------
                                             JAMES D. PAULSEN
                                             (Secretary)

STATE OF NEW YORK     )
COUNTY OF RICHMOND  ) SS.:

         On the 13th day of September, 1973, before me personally came GERALD R. CHABERT, to me known to be the person described in and who executed the foregoing Certificate of Amendment and he thereupon duly acknowledged to me that he executed the name.

                                             /s/
                                             ----------------------

STATE OF NEW YORK     )
COUNTY OF NEW YORK    ) SS.:

          On the 14th day of September, 1973, before me personally came JAMES D. PAULSEN, to me known to be the person described in and who executed the foregoing Certificate of Amendment and he thereupon duly acknowledged to me that he executed the name.

                                             /s/  HARVEY M. SKLAVER
                                             ----------------------
                                             HARVEY M. SKLAVER
                                             Notary Public, State of New York
                                             No. 30-9035840
                                             Qualified in Nassau County
                                             Commission Expires March 30, 1974

          Certificate of Amendment of the Certificate of Incorporation
                                       of
                               MEGA HOLDING CORP.
                Under Section 805 of the Business Corporation Law


     It is hereby certified that:

     FIRST: The name of the corporation is MEGA HOLDING CORP.

     SECOND: The certificate of incorporation of the corporation was filed by the Department of State on March 31, 1970, under the name: SERINA-DENISE ASSOCIATES, INC.

     THIRD: The amendment of the certificate of incorporation of the Corporation effected by this certificate of amendment is as follows.

          To authorize the issuance of an additional 18,000,000 shares of common stock with a par value of 1 cent ($.01) each.

     FOURTH: To accomplish the foregoing amendment, Article 4 of the certificate of incorporation of the corporation, relating to its authorized stock, is hereby amended to read as follows:

          "4. The corporation shall have authority to issue 20,000,000 shares of common stock with a par value of 1 cent ($.01) each."

     FIFTH: The foregoing amendment of the certificate of incorporation of the corporation was authorized by the vote at a meeting of the Board of Directors of the corporation, followed by the vote of the holders of at least a majority of all of the outstanding shares of the corporation entitled to vote on the said amendment of the certificate of incorporation.

     IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

Date: November 19, 1996.

                                                /s/ THOMAS M. ABATE
                                                -------------------
                                                Thomas M. Abate, President

                                                        and

                                                /s/ JAMES D. PAULSEN
                                                --------------------
                                                James D. Paulsen, Secretary

                                     BY-LAWS

                                       OF

                                Mega Holding Corp.


                               ARTICLE I - OFFICES


The office of the Corporation shall be located in the City, County and State designated in the Certificate of Incorporation. The Corporation may also maintain offices at such other places within or without the United States as the Board of Directors may, from time to time, determine.

                      ARTICLE II - MEETING OF SHAREHOLDERS

Section 1 - Annual Meetings:

The annual meeting of the shareholders of the Corporation shall be held within five months after the close of the fiscal year of the Corporation, for the purpose of electing directors, and transacting such other business as may properly come before the meeting.

Section 2 - Special Meetings:

Special meetings of the shareholders may be called at any time by the Board of Directors or by the President, and shall be called by the President or the Secretary at the written request of the holders of twenty-five per cent (25%) of the shares then outstanding and entitled to vote thereat, or as otherwise required under the provisions of the Business Corporation Law.

Section 3 Place of Meetings:

All meetings of shareholders shall be held at the principal office of the Corporation, or at such other places within or without the State of New York as shall be designated in the notices or waivers of notice of such meetings.

                                   By-Laws - 1

Section 4 - Notice of Meetings:

(a) Written notice of each meeting of shareholders, whether annual or special, stating the time when and place where it is to be held, shall be served either personally or by mail, not less than ten or more than fifty days before the meeting, upon each shareholder of record entitled to vote at such meeting, and to any other shareholder to whom the giving of notice may be required by law. Notice of a special meeting shall also state the purpose or purposes for which the meeting is called, and shall indicate that it is being issued by, or at the direction of, the person or persons calling the meeting. If, at any meeting, action is proposed to be taken that would, if taken, entitle shareholders to receive payment for their shares pursuant to the Business Corporation Law, the notice of such meeting shall include a statement of that purpose and to that effect. If mailed, such notice shall be directed to each such shareholder at his address, as it appears on the records of the shareholders of the Corporation, unless he shall have previously filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case, it shall be mailed to the address designated in such request.

(b) Notice of any meeting need not be given to any person who may become a shareholder of record after the mailing of such notice and prior to the meeting, or to any shareholder who attends such meeting, in person or by proxy, or to any shareholder who, in person or by proxy, submits a signed waiver of notice either before or after such meeting. Notice of any adjourned meeting of shareholders need not be given, unless otherwise required by statute.

Section 5 - Quorum:

(a) Except as otherwise provided herein, or by statute, or in the Certificate of Incorporation (such Certificate and any amendments thereof being hereinafter collectively referred to as the "Certificate of Incorporation"), at all meetings of shareholders of the Corporation, the presence at the commencement of such meetings in person or by proxy of shareholders holding of record a majority of the total number of shares of the Corporation then issued and outstanding and entitled to vote, shall be necessary and sufficient to constitute a quorum for the transaction of any business. The withdrawal of any shareholder after the commencement of a meeting shall have no effect on the existence of a quorum, after a quorum has been established at such meeting.

(b) Despite the absence of a quorum at any annual or special meeting of shareholders, the shareholders, by a majority of the votes cast by the holders of shares entitled to vote thereon, may adjourn the meeting. At any such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally called if a quorum had been present.

                                   By-Laws - 2

Section 6 - Voting:

(a) Except as otherwise provided by statute or by the Certificate of Incorporation, any corporate action, other than the election of directors to be taken by vote of the shareholders, shall be authorized by a majority of votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

(b) Except as otherwise provided by statute or by the Certificate of Incorporation, at each meeting of shareholders, each holder of record of stock of the Corporation entitled to vote thereat, shall be entitled to one vote for each share of stock registered in his name on the books of the Corporation.

(c) Each shareholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy; provided, however, that the instrument authorizing such proxy to act shall have been executed in writing by the shareholder himself, or by his attorney-in-fact thereunto duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument shall be exhibited to the Secretary at the meeting and shall be filed with the records of the Corporation.

(d) Any resolution in writing, signed by all of the shareholder entitled to vote thereon, shall be and constitute action by such shareholders to the effect therein expressed, with the same force and effect as if the same had been duly passed by unanimous vote at a duly called meeting of shareholders and such resolution so signed shall be inserted in the Minute Book of the Corporation under its proper date.

                        ARTICLE III - BOARD OF DIRECTORS

Section 1 Number, Election and Term of office:

(a) The number of the directors of the Corporation shall be seven (7), unless and until otherwise determined by vote of a majority of the entire Board of Directors. The number of Directors shall not be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three shareholders, in which event the number of directors shall not be less than the number of shareholders.

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(b)  Except  as may  otherwise  be  provided  herein  or in the  Certificate  of
Incorporation, the members of the Board of Directors of the Corporation, who need not be shareholders, shall be elected by a majority of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election.

(c) Each director shall hold office until the annual meeting of the shareholders next succeeding his election, and until his successor is elected and qualified, or until his prior death, resignation or removal.

Section 2 - Duties and Powers:

The Board of Directors shall be responsible for the control and management of the affairs, property and interests of the Corporation, and may exercise all powers of the Corporation, except as are in the Certificate of Incorporation or by statute expressly conferred upon or reserved to the shareholders.

Section 3 - Annual and Regular Meetings; Notice:

(a) A regular annual meeting of the Board of Directors shall be held immediately following the annual meeting of the shareholders, at the place of such annual meeting of shareholders.

(b) The Board of Directors, from time to time, may provide by resolution for the holding of other regular meetings of the Board of Directors, and may fix the time and place thereof.

(c) Notice of any regular meeting of the Board of Directors shall not be required to be given and, if given, need not specify the purpose of the meeting; provided, however, that in case the Board of Directors shall fix or change the time or place of any regular meeting, notice of such action shall be given to each director who shall not have been present at the meeting at which such action was taken within the time limited, and in the manner set forth in paragraph (b) of Section 4 of this Article III, with respect to special meetings, unless such notice shall be waived in the manner set forth in paragraph (c) of such Section 4.

Section 4 - Special Meetings; Notice:

(a) Special meetings of the Board of Directors shall be held whenever called by the President or by one of the directors, at such time and place as may be specified in the respective notices or waivers of notice thereof.

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(b)  Notice of  special  meetings  shall be mailed  directly  to each  director, addressed to him at his residence or usual place of business, at least two (2) days before the day on which the meeting is to be held, or shall be sent to him at such place by telegram, radio or cable, or shall be delivered to him personally or given to him orally, not later than the day before the day on which the meeting is to be held. A notice, or waiver of notice, except as required by Section 8 of this Article III, need not specify the purpose of the meeting.

(c) Notice of any special meeting shall not be required to be given to any director who shall attend such meeting without protesting prior thereto or at its commencement, the lack of notice to him, or who submits a signed waiver of notice, whether before or after the meeting. Notice of any adjourned meeting shall not be required to be given.

Section 5 - Chairman:

At all meetings of the Board of Directors, the Chairman of the Board, if any and if present, shall preside. If there shall be no Chairman, or he shall be absent, then the President shall preside, and in his absence, a Chairman chosen by the Directors shall preside.

Section 6 - Quorum and Adjournments:

(a) At all meetings of the Board of Directors, the presence of a majority of the entire Board shall be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, by the Certificate of Incorporation, or by these By-Laws.

(b) A majority of the directors present at the time and place of any regular or special meeting, although less than a quorum, may adjourn the same from time to time without notice, until a quorum shall be present.

Section 7 - Manner of Acting:

(a) At all meetings of the Board of Directors, each director present shall have one vote, irrespective of the number of shares of stock, if any, which he may hold.

(b) Except as otherwise provided by statute, by the Certificate of Incorporation, or these By-Laws, the action of a majority of the directors present at any meeting at which a quorum is present shall be the act of the Board of Directors.

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Section 8 - Vacancies:

Any vacancy in the Board of Directors occurring by reason of an increase in the number of directors, or by reason of the death, resignation, disqualification, removal (unless a vacancy created by the removal of a director by the shareholders shall be filled by the shareholders at the meeting at which the removal was effected) or inability to act of any director, or otherwise, shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the Board of Directors called for that purpose.

Section 9 - Resignation:

Any director may resign at any time by giving written notice to the Board of Directors, the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 10 - Removal:

Any director may be removed with or without cause at any time by the shareholders, at a special meeting of the shareholders called for that purpose, and may be removed for cause by action of the Board.

Section 11 - Salary:

No stated salary shall be paid to directors, as such, for their services, but by resolution of the Board of Directors a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided, however, that nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 12 - Contracts:

(a) No contract or other transaction between this Corporation and any other Corporation shall be impaired, affected or invalidated, nor shall any director be liable in any way by reason of the fact that any one or more of the directors of this Corporation is or are interested in, or is a director or officer, or are directors or officers of such other Corporation, provided that such facts are disclosed or made known to the Board of Directors.

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(b) Any  director,  personally  and  individually,  may be a party  to or may be interested in any contract or transaction of this Corporation, and no director shall be liable in any way by reason of such interest, provided that the fact of such interest be disclosed or made known to the Board of Directors, and provided that the Board of Directors shall authorize, approve or ratify such contract or transaction by the vote (not counting the vote of any such director) of a majority of a quorum, notwithstanding the presence of any such director at the meeting at which such action is taken. Such director or directors may be counted in determining the presence of a quorum at such meeting. This Section shall not be construed to impair or invalidate or in any way affect any contractor other transaction which would otherwise be valid under the law (common, statutory or otherwise) applicable thereto.

Section 13 - Committees:

The Board of Directors, by resolution adopted by a majority of the entire Board, may from time to time designate from among its members an executive committee and such other committees, and alternate members thereof, as they deem desirable, each consisting of three or more members, with such powers and authority (to the extent permitted by law) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board.

                              ARTICLE IV - OFFICERS

Section  1 - Number,  Qualifications,  Election  and Term of Office:

(a) The officers of the Corporation shall consist of a President, a Secretary, a Treasurer, and such other officers, including a Chairman of the Board of Directors, and one or more Vice Presidents, as the Board of Directors may from time to time deem advisable. Any officer other than the Chairman of the Board of Directors may be, but is not required to be, a director of the Corporation. Any two or more offices may he held by the same person.

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(b) The officers of the  Corporation  shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

(c) Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his election, and until his successor shall have been elected and qualified, or until his death, resignation or removal.

Section 2 - Resignation:

Any officer may resign at any time by giving written notice of such resignation to the Board of Directors, or to the President or the Secretary of the Corporation. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Board of Directors or by such officer, and the acceptance of such resignation shall not be necessary to make it effective.

Section 3 - Removal:

Any officer may be removed, either with or without cause, and a successor elected by the Board at any time.

Section 4 - Vacancies:

A vacancy in any office by reason of death, resignation, inability to act, disqualification, or any other cause, may at any time be filled for the unexpired portion of the term by the Board of Directors.

Section 5 - Duties of Officers:

Officers of the Corporation shall, unless otherwise provided by the Board of Directors, each have such powers and duties as generally pertain to their respective offices as well as such powers and duties as may be set forth in these by-laws, or may from time to time be specifically conferred or imposed by the Board of Directors. The President shall be the chief executive officer of the Corporation.

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Section 6 - Sureties and Bonds:

In case the Board of Directors shall so require, any officer, employee or agent of the Corporation shall execute to the Corporation a bond in such sum, and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the corporation, including responsibility for negligence and for the accounting for all property, funds or securities of the Corporation which may come into his hands.

Section 7 - Shares of Other Corporations:

Whenever the Corporation is the holder of shares of any other corporation, any right or power of the Corporation as such shareholder (including the attendance, acting and voting at shareholders' meetings and execution of waivers, consents, proxies or other instruments) may be exercised on behalf of the Corporation by the President, any Vice President, or such other person as the Board of Directors may authorize.

                           ARTICLE V - SHARES OF STOCK

Section I - Certificate of Stock:

(a) The certificates representing shares of the Corporation shall be in such form as shall be adopted by the Board of Directors, and shall be numbered and registered in the order issued. They shall bear the holder's name and the number of shares, and shall be signed by (i) the Chairman of the Board or the President or a Vice President, and (ii) the Secretary or Treasurer, or any Assistant Secretary or Assistant Treasurer, and may bear the corporate seal.

(b) No certificate representing shares shall be issued until the full amount of consideration therefor has been paid, except as otherwise permitted by law.

(c) The Board of Directors may authorize the issuance of certificates for fractions of a share which shall entitle the holder to exercise voting rights, receive dividends and participate in liquidating distributions, in proportion to the fractional holdings; or it may authorize the payment in cash of the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined; or it may authorize the issuance, subject to such conditions as may be permitted by law,of scrip in registered or bearer form over the signature of an officer or agent of the Corporation, exchangeable as therein provided for full shares, but such scrip shall not entitle the holder to any rights of a shareholder, except as therein provided.

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Section 2 - Lost or Destroyed Certificates:

The holder of any certificate representing shares of the Corporation shall immediately notify the Corporation of any loss or destruction of the certificate representing the same. The Corporation may issue a new certificate in the place of any certificate theretofore issued by it, alleged to have been lost or destroyed. On production of such evidence of loss or destruction as the Board of Directors in its discretion may require, the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representatives, to give the Corporation a bond in such sum as the Board may direct, and with such surety or sureties as may be satisfactory to the Board, to indemnify the Corporation against any claims, loss, liability or damage it may suffer on account of the issuance of the new certificate. A new certificate may be issued without requiring any such evidence or bond when, in the judgment of the Board of Directors, it is proper so to do.

Section 3 - Transfers of Shares:

(a) Transfers of shares of the Corporation shall be made on the share records of the Corporation only by the holder of record thereof, in person or by his duly authorized attorney, upon surrender for cancellation of the certificate or certificates representing such shares, with an assignment or power of transfer endorsed thereon or delivered therewith, duly executed, with such proof of the authenticity of the signature and of authority to transfer and of payment of transfer taxes as the Corporation or its agents may require.

(b) The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

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Section 4 - Record Date:

In lieu of closing the share records of the Corporation, the Board of Directors may fix, in advance, a date not exceeding fifty days, nor less than ten days, as the record date for the determination of shareholders entitled to receive notice of, or to vote at, any meeting of shareholders, or to consent to any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividends, or allotment of any rights, or for the purpose of any other action. If no record date is fixed, the record date for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders shall be at the close of business on the day next preceding the day on which notice is given, or, if no notice is given, the day on which the meeting is held; the record date for determining shareholders for any other purpose shall be at the close of business on the day on which the resolution of the directors relating thereto is adopted. When a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided for herein, such determination shall apply to any adjournment thereof, unless the directors fix a new record date for the adjourned meeting.

                              ARTICLE VI - DIVIDENDS

Subject to applicable law, dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine.

                            ARTICLE VII - FISCAL YEAR

The fiscal year of the Corporation shall be fixed by the Board of Directors from time to time, subject to applicable law.

                          ARTICLE VIII - CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be approved from time to time by the Board of Directors.

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                           ARTICLE - IX - AMENDMENTS

Section 1 - By Shareholders.

All by-laws of the Corporation shall be subject to alteration or repeal, and new by-laws may be made, by a majority vote of the shareholders at the time entitled to vote in the election of directors.

Section 2 - By Directors:

The Board of Directors shall have power to make, adopt, alter, amend and repeal, from time to time, by-laws of the Corporation; provided, however, that the shareholders entitled to vote with respect thereto as in this Article IX above-provided may alter, amend or repeal by-laws made by the Board of Directors, except that the Board of Directors shall have no power to change the quorum for meetings of shareholders or of the Board of Directors, or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the Board resulting from the removal by the shareholders. If any bylaw; regulating an impending election of directors is adopted, amended or repealed by the Board of Directors, there shall be set forth in the notice of the next meeting of shareholders for the election of directors, the by-law so adopted, amended or repealed, together with a concise statement of the changes made. /s/ ------------ Incorporator

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